Exhibit 99.1

Tarena International, Inc. Announces First Quarter 2015 Results

First Quarter Net Revenues Increased by 15.8% Year-Over-Year

First Quarter Student Enrollment Increased by 38.1% Year-Over-Year

Reaffirms Full Year 2015 Net Revenues Guidance of $180-186 million

BEIJING, May 19, 2015–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Net revenues increased by 15.8% year-over-year to US$28.2 million from US$24.3 million in the same period in 2014.

•	Gross profit increased by 9.4% year-over-year to US$17.2 million from US$15.8 million in the same period in 2014.

•	Operating loss was US$4.7 million, compared to an operating income of US$0.1 million in the same period in 2014.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was US$3.6 million, compared to a non-GAAP operating income of US$0.6 million in the same period in 2014.

•	Net loss was US$2.5 million, compared to a net income of US$1.0 million in the same period in 2014.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was US$1.4 million, compared to a net income of US$1.4 million in the same period in 2014.

•	Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.05. Non-GAAP basic and non-GAAP diluted net loss per ADS, which excluded share-based compensation expenses, were US$0.03. Each ADS represents one Class A ordinary share.

•	Cash, cash equivalents and time deposits totaled US$167.6 million as of March 31, 2015, compared to US$166.8 million of cash, cash equivalents and time deposits as of December 31, 2014.

•	Deferred revenue totaled US$24.9 million as of March 31, 2015, compared to US$19.3 million as of December 31, 2014.

•	Total student enrollments in the first quarter of 2015 increased by 38.1% year-over-year to 15,167.

•	Total number of learning centers increased to 122 as of March 31, 2015, from 97 as of March 31, 2014.

“Despite the unfavorable timing of Chinese New Year in 2015, we achieved a net revenues growth of 16% and an outstanding new student enrollment growth of 38% in the first quarter. We are particularly pleased with the year-over-year quarterly student enrollment growth rate which is a new record for us since we became a public company. Not only does this enrollment result give us confidence in our full year 2015 revenue growth target but more importantly, it is a strong validation of the market demand for our high quality professional education services in both IT and non-IT verticals,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“In the first quarter of 2015, our efforts to further diversify our course offerings and revenues by expanding into other high growth disciplines continued to bear fruit. The three non-IT courses, comprised of digital art, online sales and marketing, and accounting, together accounted for 44% of total student enrollments in the first quarter. While our digital art and online sales and marketing courses continued to enjoy strong growth, we were particularly encouraged by the excellent progress of our accounting course, which was only launched at the end of 2014. In the first quarter of 2015, accounting was our number three course in terms of student enrollments, behind only digital art and Java. Among IT courses, iOS and Android continued to experience solid growth and were the number two and three IT courses in the first quarter,” Mr. Han continued.

“In addition, in March 2015, we successfully launched our online learning platform, TMOOC.CN, to further extend our footprint beyond entry-level training to lifelong professional education services. Today we already have more than 26,000 registered users and our proprietary content library currently offers about 4,000 hours of video content in close to 400 different online classes. We believe that TMOOC.CN complements our existing hybrid model well and enables us to target an even broader customer base to drive future growth,” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “In light of the revenue impact from the late timing of this year’s Chinese New Year, we experienced a small loss in the first quarter. Because we opened 11 new learning centers in December 2014 and another 8 in the first quarter of 2015, our costs associated with the new centers were incurred ahead of the enrollment and revenue ramp, which also contributed to the lower margins in the first quarter. However, given the strong enrollment result in the first quarter and the healthy business fundamentals, we are confident in our overall revenue growth outlook for the full year of 2015 despite any seasonal fluctuations created by Chinese New Year.”

First Quarter 2015 Results

Net Revenues

Net revenues increased by 15.8% to US$28.2 million in the first quarter of 2015, from US$24.3 million in the same period in 2014. The increase was primarily due to increased student enrollments.

Total student enrollments in the first quarter of 2015 increased by 38.1% to 15,167 from 10,985 in the same period in 2014, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 11 to 13 in the first quarter year-over-year while the number of our learning centers increased from 97 as of March 31, 2014 to 122 as of March 31, 2015 to cater to the increased demand for our courses.

Average revenue per student, as defined by net revenues divided by student enrollment, in the first quarter of 2015 decreased by 16.1% to US$1,858 from US$2,216 in the same period in 2014. The decrease was mainly caused by the late timing of Chinese New Year in the first quarter of 2015 during which student enrollments were heavily back-end weighted. Almost 74% of our total student enrollments in the quarter occurred in the month of March, as compared to 47% for the same period in 2014, and these March enrollments will only begin to contribute to net revenues in the second quarter of 2015. We expect the relationship between student enrollments and net revenues to gradually normalize over the course of fiscal year 2015.

Beginning in the second quarter of 2014, we raised the standard tuition fees on most of our courses by RMB1,000 (US$163) per course. We raised our tuition fees on selected courses by another RMB1,000 in March 2015. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 (US$650) per person per course. Our student enrollment mix from retail and university channel was 89%/11% and 87%/13% in the first quarter of 2015 and 2014, respectively.

Cost of Revenues

Cost of revenues increased by 27.6% to US$11.0 million in the first quarter of 2015, from US$8.6 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 9.4% to US$17.2 million in the first quarter of 2015, from US$15.8 million in the same period in 2014. Gross margin decreased to 61.1% in the first quarter of 2015 from 64.7% in the same period in 2014. The decrease in gross margin was mainly due to increased number of learning centers and the revenue impact associated with the late timing of Chinese New Year in the first quarter of 2015, partially offset by higher center utilization rate, which increased to 69% from 60% in the same period in 2014.

Operating Expenses

Total operating expenses increased by 40.0% to US$21.9 million in the first quarter of 2015, from US$15.6 million in the same period in 2014, as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 37.4% to US$20.9 million in the first quarter of 2015, from US$15.2 million in the same period in 2014. Total share-based compensation expenses allocated to the related operating expenses increased by 125.1% to US$1.1 million in the first quarter of 2015, from US$0.5 million in the same period in 2014.

Selling and marketing expenses increased by 37.3% to US$12.1 million in the first quarter of 2015, from US$8.8 million in the same period in 2014. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 43.9% to US$8.2 million in the first quarter of 2015, from US$5.7 million in the same period in 2014. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance, and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 37.2% to US$7.2 million, from US$5.3 million in the same period in 2014.

Research and development expenses increased by 41.7% to US$1.6 million in the first quarter of 2015, from US$1.1 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Income (Loss)

Operating loss was US$4.7 million for the first quarter of 2015, compared to an operating income of US$0.1 million in the same period in 2014. Non-GAAP operating loss, which excluded share-based compensation expenses, was US$3.6 million, compared to a non-GAAP operating income of US$0.6 million in the same period in 2014.

Interest Income, Net

Net interest income was US$1.5 million in the first quarter of 2015, compared to US$0.5 million in the same period in 2014. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from operational cash inflow and the Company’s IPO proceeds in April 2014.

Income Tax Expense (Benefit)

The Company recorded an income tax benefit of US$0.2 million in the first quarter of 2015, compared to an income tax expense of US$0.1 million in the same period in 2014, because the Company recognized deferred tax assets for the losses incurred in the quarter.

Net Income

As a result of the foregoing, net loss was US$2.5 million in the first quarter of 2015, compared to a net income US$1.0 million in the same period in 2014. Non-GAAP net loss, which excluded share-based compensation expenses, was US$1.4 million, compared to a net income of US$1.4 million in the same period in 2014.

Basic and Diluted Net Income (Loss) per ADS

Basic and diluted net loss per ADS were US$0.05 in the first quarter of 2015. Non-GAAP basic and non-GAAP diluted net loss per ADS, which excluded share-based compensation expenses, were US$0.03.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2015 are expected to be between US$41.0 million and US$42.0 million, representing an increase of 28.5% to 31.7% on a year-over-year basis. The Company also reaffirms its total net revenues guidance for the full year of 2015 to be between US$180 million and US$186 million, representing an increase of 32.2% to 36.6% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of 2015 at 9:00 p.m. Eastern Time on May 19, 2015 (9:00 a.m. Beijing time on May 20, 2015).

The dial-in details for the live conference call are as follows:

United States: 1 855 298 3404

International: +1 631 514 2526

Hong Kong: 800 905 927

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 0800 015 9725

China Mainland: 400 120 0539

Conference ID: 2378082

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through May 27, 2015. The dial-in details for the replay are:

U.S. Toll Free: 1 866 846 0868

International: 1800 008 585

Hong Kong: 800 966 697

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

China Mainland: 400 184 2240

Conference ID: 2378082

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the second quarter and full year of 2015 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in ten IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 200,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 54,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31	December 31
	2015	2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	47,910,768	42,659,791
Time deposits	102,549,093	106,834,876
Accounts receivable, net of allowance for doubtful accounts	25,572,391	23,184,239
Prepaid expenses and other current assets	9,792,790	8,730,124
Deferred income tax assets	2,216,574	2,055,596

Total current assets	188,041,616	183,464,626
Time deposits	17,095,778	17,313,054
Accounts receivable, net of allowance for doubtful accounts	981,243	1,488,251
Property and equipment, net	13,848,401	13,373,950
Other non-current assets	2,475,082	2,314,293

Total assets	222,442,120	217,954,174

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	477,599	319,138
Income taxes payable	5,146,092	5,394,036
Deferred revenue	24,859,502	19,276,602
Accrued expenses and other current liabilities	9,167,826	8,439,410

Total current liabilities	39,651,019	33,429,186

Other non-current liabilities	1,539,913	1,637,756

Total liabilities	41,190,932	35,066,942

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	26,348	23,712
Class B ordinary shares	26,139	28,733
Additional paid-in capital	137,080,073	135,886,427
Accumulated other comprehensive income	1,369,934	1,701,598
Retained earnings	42,748,694	45,246,762

Total shareholders’ equity	181,251,188	182,887,232

Total liabilities and shareholders’ equity	222,442,120	217,954,174

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Three Months Ended March 31
	2015	2014
	US$	US$
Net revenues	28,182,595	24,338,449
Cost of revenues(a)	(10,954,261)	(8,584,919)

Gross profit	17,228,334	15,753,530
Selling and marketing expenses(a)	(12,117,839)	(8,827,630)
General and administrative expenses(a)	(8,166,517)	(5,675,917)
Research and development expenses(a)	(1,622,058)	(1,144,812)

Operating income (loss)	(4,678,080)	105,171
Interest income	1,512,558	459,319
Other income	716,673	472,843
Foreign exchange loss	(225,137)	—

Income (loss) before income taxes	(2,673,986)	1,037,333
Income tax benefit (expense)	175,918	(74,424)

Net income (loss)	(2,498,068)	962,909
Accretion of convertible redeemable preferred shares	—	(557,511)

Net income (loss) attributable to Class A and Class B ordinary shareholders(b)	(2,498,068)	405,398

Net income (loss) per Class A and Class B ordinary share(c):
Basic and diluted	(0.05)	0.01
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	52,451,846	12,226,558
Diluted	52,451,846	19,146,486

Net income (loss)	(2,498,068)	962,909

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(331,664)	(417,823)

Comprehensive income (loss)	(2,829,732)	545,086

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended March 31
	2015	2014
	US$	US$
Cost of revenues	20,875	8,404
Selling and marketing expenses	56,620	30,890
General and administrative expenses	930,786	401,944
Research and development expenses	63,520	35,001

(b)	The net income (loss) attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended March 31
	2015	2014
	US$	US$
GAAP Cost of revenues	10,954,261	8,584,919
Share-based compensation expense in cost of revenues	20,875	8,404

Non-GAAP cost of revenues	10,933,386	8,576,515

GAAP Selling and marketing expenses	12,117,839	8,827,630
Share-based compensation expense in selling and marketing expenses	56,620	30,890

Non-GAAP selling and marketing expenses	12,061,219	8,796,740

GAAP General and administrative expenses	8,166,517	5,675,917
Share-based compensation expense in general and administrative expenses	930,786	401,944

Non-GAAP general and administrative expenses	7,235,731	5,273,973

GAAP Research and development expenses	1,622,058	1,144,812
Share-based compensation expense in research and development expenses	63,520	35,001

Non-GAAP research and development expenses	1,558,538	1,109,811

Operating income (loss)	(4,678,080)	105,171
Share-based compensation expenses	1,071,801	476,239

Non-GAAP operating income (loss)	(3,606,279)	581,410

Net income (loss)	(2,498,068)	962,909
Share-based compensation expense	1,071,801	476,239

Non-GAAP net income (loss)	(1,426,267)	1,439,148
Accretion of convertible redeemable preferred shares	—	(557,511)

Non-GAAP net income(loss) attributable to Class A and Class B ordinary shareholders	(1,426,267)	881,637

Non-GAAP net income (loss) per Class A and Class B ordinary share(a)
Basic	(0.03)	0.02
Diluted	(0.03)	0.01
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income (loss) per Class A and Class B ordinary share(b)
Basic	52,451,846	12,226,558
Diluted	52,451,846	19,146,486

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income (loss) per share is computed using Non-GAAP net income (loss) attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income (loss) per share calculation.